ANNOUNCEMENT






                          WPP GROUP PLC ("the Company")
                          ----------------------------



On 27 May 2002 the Company was notified by Barclays PLC, pursuant to Sections 198-202 of the Companies Act 1985 that it had an interest in 32,224,723 ordinary shares in WPP, representing 2.79% of the issued share capital of the Company.



27 May 2002